

13003092

PE 12/20/2013

NO ACT

Received SEC

DEC 20 2013

Washington, DC 20549

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190
TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

Direct Number: (216) 586-7207
jmnewman@JonesDay.com

JP540651:mes
049219-610001

December 20, 2013

Act: 1934
Section:
Rule: 14a-8 (DDS)
Public
Availability: 12-20-13

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
Via E-mail: shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted on Behalf of the Social Justice Fund Northwest

Ladies and Gentlemen:

We write this letter on behalf of our client, National Fuel Gas Company, further to our letters dated October 29, 2013 and December 4, 2013 ("Company Letters") regarding the Proposal submitted by Trillium on behalf of Social Justice Fund Northwest.[1]

The Company has determined that it will include the Proposal in its 2014 Proxy Materials. The purpose of this letter is to notify you of this change in the Company's intent. Of course, as we are sure you understand, while the revised intent is definitive, it is applicable only to this Proposal and then only for the 2014 Proxy Materials.

A copy of this letter is being emailed on this date to the Proponent and to Trillium.

Very truly yours,

John M. Newman, Jr.

John M. Newman, Jr.

[1] Unless otherwise indicated, we intend capitalized terms to have the same meaning in this letter as in the Company Letters.

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190
TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

Direct Number: (216) 586-7207
jmnewman@JonesDay.com

December 4, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
Via E-mail: shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted on Behalf of the Social Justice Fund Northwest

Ladies and Gentlemen:

We write this letter on behalf of our client, National Fuel Gas Company, in reply to the letters of Trillium Asset Management, LLC dated November 27, 2013 ("Trillium Response") and December 3, 2013 ("Trillium Supplement," and together, the "Trillium Submission"), responding to our letter of October 29, 2013 ("Company Letter") explaining the Company's intent to exclude, and its reasons for excluding, from its 2014 Proxy Materials the Proposal submitted by Trillium on behalf of Social Justice Fund Northwest.[1] A copy of this letter and its exhibits is being emailed on this date to the Proponent and to Trillium.

1. Nature of the Company Letter. The Company Letter is not a request for a no action letter, and Trillium's repeated description of it as such is incorrect. We made this explicit in the first paragraph of the Company Letter (at p. 1). The Company Letter is simply a statement in compliance with Rule 14a-8(j), and does not call upon the SEC or the Staff to do or write anything.

2. Eligibility of the Proponent. Although given yet another opportunity, the Proponent still refuses to state whether it has either voting authority or investment authority over the shares in question. The only fair conclusion is that it has no such authority, or at least that it wishes to have the Company and the Staff treat the matter as if it had none. Instead, the Trillium Submission argues that no such authority (or what is the same thing in this context, no *statement* of authority) is required.

[1] Unless otherwise indicated, we intend capitalized terms to have the same meaning in this letter as in the Company Letter. Exhibits to this letter are lettered sequentially following those submitted with the Company Letter, which are Exhibits A through I.

a. Voting Authority

In advancing the argument that a proponent need not be able to vote on its own proposal, the Trillium Submission makes four fundamental errors. First, it simply ignores the key explanatory language of the SEC's 1976 adopting release cited and quoted in the Company Letter:

> "... proponent must be a security holder entitled to vote ...."
>
> "... security owned by the proponent must be one that would enable him to vote on his proposal ...."

Company Letter at 5-6. From reading the Trillium Response, one would hardly recognize that these explanatory items ever existed, let alone that they came from the SEC itself and had endured in the face of other nearby changes for over 35 years. The Trillium Supplement does not truly grapple with the language either; it merely points elsewhere for "context," but none of the other phrases or clauses deals with the issue covered by the key language here, much less changes its meaning.

Second, there is no "radical re-interpretation" here, or "turn[ing] upside down" of Staff practice as the Trillium Response would have it (at p. 2). The Staff has never said or suggested that a shareholder who lacked authority to vote its shares could use those shares as a valid predicate for a shareholder proposal. To the contrary, as is clear even from the snippets in the Trillium Submission, everything in the applicable regulations and associated materials dealing with voting in the shareholder proposal context provides that a separation of the proponent from the power to vote on its proposal disqualifies the proponent. The mere fact that the particular type of separation identified here has not previously been subject to explicit regulatory action or comment does not alter the core shortfall in Proponent's position: the existence of that separation.

Third, there is no validity to an argument regarding the spectre of an extended (or any) discovery process or descent into minutiae as raised in the Trillium Supplement. The issue is simple: Does the proponent meet the voting authority requirement of the SEC's regulations. Here, Trillium's public filings with the SEC show that the Proponent does not, for Trillium reported sole voting authority (as well as sole investment authority) over all of the Company's shares under Trillium's management as of September 30, 2012, a date within the one-year period preceding Trillium's submission of the Proposal. If in this or other cases, an institutional investment manager's public filings were to be erroneous, the proponent may simply submit to the company evidence of the proponent's voting authority, just as a beneficial owner of shares may submit a written statement from the record holder verifying the proponent's ownership. For example, the proponent could easily submit an appropriately redacted version of its investment management agreement, if in fact that agreement evidences the proponent's retention of the requisite voting authority.

Finally, despite the invitation in the Company Letter to do so, the Proponent does not even attempt to explain why a shareholder should be regarded as authorized to force a proposition to a vote when that shareholder itself cannot vote on its own proposition -- any more than a person not eligible to vote in a civil election can validly sign a petition for inclusion of a name or a proposition on the ballot.

b. Investment Authority

On the investment authority point, the Trillium Response offers only a footnote (with a confusing citation) that is no response at all (at p.3 n.2). Its opaque attempt to link investment authority to voting authority is both unexplained and unexplainable; the two are not the same and not necessarily interdependent. And its mere citation to materials already included in the record does nothing to address the underlying question of the Proponent's investment authority. Investment authority is central to the legitimacy and credibility of any statement of intent to buy, sell or hold securities.

The Trillium Supplement offers a separate but equally inapposite argument, which confuses the issue of ability to make a legitimate, credible statement of intent to hold shares (which *is* the Company's point) with making an untruthful statement or a failing to carry out a truthful one (which is *not* the Company's point). Where an institutional investment manager's public filings with the SEC suggest that a proponent does not have the requisite investment authority, simple, written evidence of such authority is all that is required by the Company's position. False affirmation of intent, or failure to adhere to a statement of intent, is something quite different from the threshold question of investment authority, and if later exposed, would have other *post hoc* consequences, some of which the Trillium Supplement identifies, but none of which bears in any way on the basic eligibility issue raised here by the Company.

c. Deficiency Letter

The Trillium Response also uses a footnote to challenge the adequacy of the Company's deficiency letter on what Trillium characterizes as the "novel" voting authority issue (at pp. 1-2 n.1). For one thing, the voting authority point is not new. The Company advanced precisely the same position under Rule 14a-8(b) one year ago in a similar letter (also not a request for no action) (the "2013 Letter"), regarding a different shareholder proposal from a different proponent for the Company's 2013 annual meeting, and also in a related declaratory judgment complaint against that proponent. Both of these items were and are public,[2] and were also the subject of

[2] Letter from Paula M. Ciprich, General Counsel and Secretary, National Fuel, to U.S. Securities and Exchange Commission, Division of Corporation Finance, Office of Chief Counsel (Oct. 24, 2012), *available at* http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2012/massachusetspensionnoresponse102412-14a8.pdf; *Nat'l Fuel Gas v. Mass. Pension Reserves Investment Management Board*, No. 1:12-cv-01028 (W.D.N.Y.), filed Oct. 24, 2012, Docket No. 1, including subparts.

separate public commentary.[3] In the face of that challenge, the proponent withdrew the proposal before the SEC or the court took any further action. Moreover, the Company's deficiency letter to Trillium did in fact make very clear exactly what the deficiencies were and the predicate for them. Nothing in the rule requires more. In any event, in the Company's October 23, 2013 email to Trillium (attached to the Company Letter as Exhibit I) and the attachment to that email (the 2013 Letter), the Company explained in even greater detail the regulatory history and language underlying the position on voting authority, as it did again in the October 24, 2013 conversation with Trillium that is noted in the Company Letter (at p. 8). Finally, also as noted in the Company Letter (at pp. 8-9), the deficiency cannot be, and could not at the time have been, corrected.

3. Vagueness of the Proposal. We agree that a "case-by-case analytical approach" is necessary when evaluating the substance of a proposal. Nothing in the Trillium Submission shows why that approach to this Proposal for this Company renders the Proposal sufficiently clear as to warrant its inclusion in the 2014 Proxy Materials.

For one thing, Trillium does not engage at all with the substantial uncertainties that emerge from the varying state law definitions or the multiple, murky terms used by the Proponent on its own website, all as set out in the Company Letter (at pp. 10-11).

Second, several of the citations in the Trillium Response (at pp. 4-5), supposedly to proposals "precise[ly]" the same, are plain false or at best misleading:

> Expeditors International -- the proposal (which the company apparently did not seek to exclude) specified "sexual orientation" only, and not either gender

[3] *Gas Company Bypasses No-Action Process and Blocks Proposal,* Council of Institutional Investors, Dec. 13, 2012, at 1, *available at* http://www.cii.org/files/publications/council_governance_alert/2012/12_13_12_council_governance_alert_issue_45.pdf;

James McRitchie, *Another Company Bypasses SEC No-Action Process* (Dec. 10, 2012), http://corpgov.net/2012/12/another-company-bypasses-sec-no-action-process/;

Broc Romanek, *National Fuel Sues Harvard Law Project Over Proof of Ownership (And Then Proposal Withdrawn)* (Dec. 4, 2012, 7:07 AM), http://www.thecorporatecounsel.net/member/blogs/proxy/2012/12/;

Ning Chiu, *Company Seeks Court Injunction to Stop Declassification Proposal on Procedural Grounds* (Nov. 8, 2012), http://www.davispolk.com/briefing/corporategovernance/61675/; Ning Chiu, *Update on Company Court Action to Exclude Declassification Shareholder Proposal* (Dec. 13, 2012), http://www.davispolk.com/briefing/corporategovernance/61688/;

David C. Karp & Sabastian V. Niles, Wachtell, Lipton, Rosen & Katz, *Pension Fund Advised by the Harvard Shareholder Rights Project Withdraws Declassification Proposal Amid Lawsuits Challenging Eligibility* (Dec. 13, 2012), *available at* http://www.wlrk.com/webdocs/wlrknew/WLRKMemos/WLRK/WLRK.22231.12.pdf.

identity or gender expression. *See* Exhibit J (excerpt). Nor does that company's policy, as currently stated,[4] include either gender identity or gender expression.

Pentair -- as with Expeditors, the proposal (which the company apparently did not seek to exclude) specified "sexual orientation" only, and not either gender identity or gender expression. *See* Exhibit K (excerpt). That company's policy, as currently stated,[5] does address gender identity, but does not include gender expression.[6]

Verizon -- the proposal did include gender identity and expression; the Staff declined a no action letter request that cited, *inter alia*, vagueness, but as Trillium obliquely acknowledges, the company's argument was based solely on the additional inclusion of "sexual orientation" in the proposal (which is not included in the current Proposal), not on the cloudiness of the terms gender identity or gender expression themselves.[7]

The Gardner-Denver proposal (which that company apparently did not seek to exclude) did cover gender identity and expression (in addition to sexual orientation), and so does that company's policy. At best, this appears to be an outlier, with nothing to suggest, either in the Trillium Response or elsewhere, that that company's own circumstances and employment requirements are the same as the Company's (such as, for just one example, as relates to the use of respirators – a point made in the Company Letter and ignored by Trillium), or that that company's own employee relations have not been infected by the lack of clarity in the terms.

4. Conclusion. Nothing in Trillium's letter changes the Company's belief that it may properly exclude the Proposal from its 2014 Proxy Materials for lack of eligibility and vagueness pursuant to Rules 14a-8(b), 14a-8(f) and 14a-8(i)(3).

The Trillium Response makes a contingent request for a conversation with the Staff on the subject of the Proposal. On behalf of the Company, we request reasonable advance notice of

---

[4] Expeditors International of Washington, Inc., *Code of Business Conduct* § 1.4, *available at* http://investor.expeditors.com/committees/CBC.asp (last visited Dec. 3, 2013).

[5] Pentair, *Code of Business Conduct and Ethics* 8, *available at* http://www.pentair.com/investors/corporate-governance/index.html (follow link to "Code of Business Conduct and Ethics") (last visited Dec. 3, 2013).

[6] Gender identity is vague enough, but gender expression, which involves conduct, is something yet different and beyond. The Trillium Response slides facilely back and forth as if they were the same, when they obviously are not. Thus, its citation to a claimed statistic about the proportion of large companies with policies on gender identity (at p.5) says nothing about the prevalence or "implementation without difficulty" of a policy on gender identity *and* gender expression, which is the quite different proposition Trillium is now pressing upon the Company.

[7] Letter from Heather L. Maples, Senior Special Counsel, U.S. Securities and Exchange Commission, Division of Corporation Finance, to Mary Louise Weber, Assistant General Counsel, Verizon Communications Inc. (Jan. 6, 2010), with attachments, *available at* http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2010/unitarianuniversalist010610-14a-8.pdf.

any such conversation, and an opportunity to participate fully in it. Contact information: jmnewman@jonesday.com; (216) 586-7207.

Very truly yours,



John M. Newman, Jr.

EXHIBIT J

DEF 14A 1 a2183955zdef14a.htm DEF 14A
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

Expeditors International

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

PROPOSAL 6—SHAREHOLDER PROPOSAL TO AMEND EXISTING EQUAL OPPORTUNITY POLICY TO SPECIFICALLY INCLUDE SEXUAL ORIENTATION

Trillium Asset Management, 711 Atlantic Avenue, Boston, MA 02111-2809, who has continuously managed more than $2,000 of Expeditors stock for at least one year prior to November 27, 2007, has given notice of its intention to present the following proposal for action at the Annual Meeting.

WHEREAS: Expeditors International does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

Our direct competitors EGL and UPS explicitly prohibit this form of discrimination in their written policies; in Washington where Expeditors is headquartered, a number of major employers have this policy, including Microsoft, Starbucks, Safeco, Weyerhauser, Washington Mutual, Costco, Expedia, Nordstrom and others (see www.hrc.org/worklife);

Nearly 90% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have 98% of the Fortune 100 companies, according to the Human Rights Campaign;

We believe that corporations that prohibit discrimination on the basis of sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

National public opinion polls consistently find more than three quarters Americans support equal rights in the workplace for gay men, lesbians and bisexuals.

- According to a September 2005 survey by Harris Interactive and Witeck-Combs, 57% of heterosexual respondents consider it extremely or very important that a company have a written non-discrimination policy that includes sexual orientation, compared to only 43% in 2002. Additionally, only 47% believe that senior executives at their companies welcome, hire, and encourage a diverse workforce.

- A March 2003 Gallup poll found 88% of respondents favored equal opportunity in employment for gays and lesbians.

The State of California and twelve cities, including Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for lesbian and gay employees, and similar legistlation is pending in other jurisdictions;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

Eighteen states, the District of Columbia and 171 cities and counties (including the cities of Seattle, Olympia, Burien and Tacoma), have laws prohibiting employment discrimination based on sexual orientation;

RESOLVED: The Shareholders request that Expeditors International amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement the policy.

SUPPORTING STATEMENT:

Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. Expeditors International will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

BOARD OF DIRECTORS' RESPONSE:

The Board of Directors unanimously recommends voting against this proposal and believes that our current policy and practice more than achieve the objectives of this shareholder proposal.

Our long standing policy is as follows:

> "Expeditors has a policy of equal opportunity with respect to race, sex, marital status, age, color, religion, creed, national origin, handicapped, veteran or other protected status. The Company is morally and legally committed to give all persons an equal opportunity for employment and promotion based solely on their individual qualifications and the valid requirements of the position. While supervisors and managers are charged with the responsibility of preventing discrimination, the success of the Company's equal opportunity policy really depends on the unbiased attitudes and actions of all employees."

The factors specifically listed in the first sentence of the existing policy are those prohibited by existing federal law. The second sentence of this policy goes beyond these basic legal requirements and obligates the Company to extend equal opportunity in employment and promotion to all persons subject only to classification based upon individual qualifications and valid requirements of the particular position.

This shareholder resolution itself implies that some additional action would be necessary to implement the resolution. This is simply not the case. The Company has received no indication from its employees that discrimination on the basis of sexual orientation is practiced within the Company, nor has the Company received notice from its employees, customers or suppliers that the Company's employment policies or practices jeopardize its relationship with any of them.

In conclusion, this shareholder resolution is both unwarranted and unnecessary.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE AGAINST PROPOSAL 6—SHAREHOLDER PROPOSAL TO AMEND EXISTING EQUAL OPPORTUNITY POLICY TO SPECIFICALLY INCLUDE SEXUAL ORIENTATION.

EXHIBIT K

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.)

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐
Check the appropriate box:

☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

Pentair, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

2) Form, Schedule or Registration Statement No.:

3) Filing Party:

4) Date Filed:

Table of Contents

PROPOSAL 4

Addition of Sexual Orientation to our Written Non-Discrimination Policy

Trillium Asset Management Corporation has notified us that it intends to present the following proposal for consideration at the Annual Meeting. We will provide the address of such shareholder and the number of shares it holds to any shareholder promptly upon receipt of an oral or written request addressed to our Secretary. The proposed resolution and supporting shareholder statement are followed by a statement of opposition and a recommendation from our Board. We accept no responsibility for the proposed shareholder resolution and supporting statement.

PROPOSED SHAREHOLDER RESOLUTION AND STATEMENT

WHEREAS: Pentair does not explicitly prohibit discrimination based on sexual orientation in its written employment policy;

Our competitors Donaldson, Dover, Graco, Harsco, Illinois Tool Works, Tecumseh Products, Tennant and Timken Company explicitly prohibit this form of discrimination in their written policies, according to the Human Rights Campaign;

Over 86% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have 98% of the Fortune 100 companies, according to the Human Rights Campaign;

We believe that corporations that prohibit discrimination on the basis of sexual orientation have a competitive advantage in recruiting and retaining employees from the widest talent pool;

National public opinion polls consistently find more than three quarters Americans support equal rights in the workplace for gay men, lesbians and bisexuals.

According to a September 2005 survey by Harris Interactive and Witeck-Combs, 57% of heterosexual respondents consider it extremely or very important that a company have a written non-discrimination policy that includes sexual orientation, compared to only 43% in 2002. Additionally, only 47% believe that senior executives at their companies welcome, hire, and encourage a diverse workforce.

A March 2003 Gallup poll found 88% of respondents favored equal opportunity in employment for gays and lesbians.

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for lesbian and gay employees;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

Seventeen states, the District of Columbia and 167 cities and counties (including Houston), have laws prohibiting employment discrimination based on sexual orientation, and in Houston, at least 30 major employers have sexual orientation nondiscrimination policies and 25 grant same-sex domestic partner benefits (see www.hrc.org/worknet);

RESOLVED: The Shareholders request that Pentair amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement the policy.

SUPPORTING STATEMENT: Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. Pentair will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Table of Contents

OUR STATEMENT IN OPPOSITION:

The Board believes this proposal is unnecessary because we are an equal opportunity employer that is fully committed to complying with all applicable equal employment opportunity laws. The Board believes that our current policies and practices with respect to nondiscrimination fully achieve the objectives of this proposal. Further, the Board believes it is not practical or even possible to list all categories on which to prohibit discrimination. The Board believes that such an effort would only divert our resources and management time and attention from the overall goal of a truly non-discriminatory workplace.

Our Code of Conduct and written employment policies prohibit discrimination on the basis of age, race, gender, national origin, religion, physical or mental disability or any other legally protected personal characteristic, and mirror the non-discrimination categories of federal law. Our nondiscrimination policy applies to all areas of employment, including, but not limited to, hiring and recruitment, training, promotion, employee benefits and compensation and termination of employment. As such, the Board believes that our current policies and practices fully achieve the objective of this proposal.

We recognize the value of a diverse workforce and are dedicated to ensuring that the benefits that a diverse workforce provides maximize the full potential of our employees, customers, vendors and communities. We continually strive to maintain a diverse workforce that meets the needs of our customers and the communities where our customers and employees work and live.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL 4.



TRILLIUM ASSET MANAGEMENT®
Delivering Sustainable Investments Since 1982℠

December 3, 2013

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: National Fuel Gas No-Action Request Letter of October 29, 2013

Dear Sir/Madam:

This letter is submitted on behalf of Social Justice Fund Northwest by Trillium Asset Management, LLC, as its designated representative in this matter (hereinafter referred to as "Proponents"), who is a beneficial owner of shares of common stock of National Fuel Gas (hereinafter referred to as "NFG" or the "Company"), and who has submitted a shareholder proposal (hereinafter referred to as "the Proposal") to NFG, to provide additional response to our November 27, 2013 letter in response to the letter dated October 29, 2013 sent to the Office of Chief Counsel by the Company, in which NFG contends that the Proposal may be excluded from the Company's 2014 proxy statement under Rules 14a-8(b) and (f), as well as 14a-8(i)(3).

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to NFG's counsel John M. Newman, Jr. via e-mail at jmnewman@jonesday.com.

Supplementary Argument

In *Transocean Ltd.* (March 15, 2013) some similar arguments were raised by the issuer in that matter. While the *Transocean* case was decided on separate grounds, the proponent in that matter raised the following arguments that speak to this issue and are instructive. I am including them in full for your convenience and incorporate them for the purposes of Trillium's response to NFG's no-action request.

> The assertions made in the filing of the Proposal - including retention of the shares through the shareholder meeting and the intent to present the Proposal - reflected such authority.

BOSTON 711 Atlantic Avenue • Boston, MA 02111 • 617-423-6655 www.trilliuminvest.com
DURHAM 123 West Main Street • Durham, NC 27701 • 919-688-1265
SAN FRANCISCO BAY 100 Larkspur Landing Circle, Suite 105 • Larkspur, CA 94939 • 415-925-0105

The SEC rules on proof of ownership have never required documentation of the power of the shareowner to vote or to ensure that shares are held for the requisite time. Instead, the Rule requires the shareholder to:

> ....submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must al include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders...

The Company has, with its no action request, asserted an ability to question the credibility of the shareowner's affirmation. To allow such an inquiry would inevitably lead to an open-ended and costly discovery process by each and every company that receives a shareholder proposal. On evidence weak or strong, the receiving company could nullify the current rule by issuing interrogatories seeking complex contractual or institutional documentation in response to proof of ownership requests.

The Company asserts that Proponent failed to provide a "credible" statement that it intends to hold shares through the annual meeting. However, the requirement of the rule does not leave flexibility for the Company to question the credibility of an individual shareowner's stated intention and affirmation.

Similarly, the Company's assertion that Proponent does not hold the securities entitled to be voted because it does not exercise voting authority with respect to the securities is similarly misplaced.

The Company cites the 1976 Release as authority for the notion that Proponent must be able to document that it is "entitled to vote" on the Proposal. However, a closer reading of the 1976 Release makes it clear that, reading it in context, the purpose of this reference was not to probe the specific voting authorities of proponents, but rather to ensure that the **type of shares held are voting shares,** which would allow the proponent to vote on the proposal:

> The subparagraph further provides that the security owned by the proponent must be one which would enable him to vote on his proposal at the meeting of security holders. Thus under the provision a proponent could not submit a proposal that goes beyond the scope of his voting rights. **For example, a proponent who owned a security that could be voted on the election of some of the issuer's directors but on no other matters not submit a proposal relating to the issuer's business activities, since he would not be able to vote on it personally.** Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994]. [Emphasis added] ("The 1976 Release").

Proponent has complied with the plain language of the proof of ownership requirement of Rule 14a-8(b). If the Staff were to rule in favor of the Company, proof of ownership requirements for shareholder proposals could frequently become **much** more complicated, and the Staff could itself be required in a great many instances to probe the minutiae of a proponent's authority to control purchases and sales, and to vote. The present rule is intended to avoid just such a complex inquiry.

In adopting the current rule, the Commission established a clear mechanism for helping to ensure that an affirmation of a shareholder's intent to vote the share will continue to retain the relevant shares. Specifically, if the proponent "failed to comply with the requirement that he continuously own his security through the meeting date, the management could then exclude from its proxy materials for any meeting held in the following two calendar years any proposals submitted by that proponent. The purpose of this latter provision is to assure that the proponent will maintain an investment interest in the issuer through the meeting date." The 1976 Release.

This incentive strategy, rather than a requirement to document authority to fulfill the future share owning commitment, is the mechanism that the Commission adopted for the shareholder proposal process. The Commission went on to clarify that the requirements to provide a written notice of intent to appear in person to present a proposal for action at the annual meeting "provide some degree of assurance that the proposal not only will be presented for action at the meeting (management has no responsibility to do so), but also that someone will be present to knowledgeably discuss the matter proposed for action and answer any questions which may arise from the shareholders attending the meeting." The 1976 Release.

The Commission also has amended the subparagraph to make it clear that a proponent who furnishes the requisite notice in good faith but subsequently determines that he may be unable to appear at the meeting may arrange to have another security holder of the issuer present his proposal on his behalf at the meeting.

If the present challenge were allowed to prevail, it would undermine the Rule 14a-8 shareholder proposal process and create much more work for both shareholders and the Staff. The current set of rules function on the basis of good faith assertions of shareholders. This has not, as far as we know, resulted in abuses of the process.

Following the Company's approach would thrust the Staff into uncharted minutiae of share ownership structures and arrangements. We urge the Staff to not begin an expedition down that path, but to recognize the present proof of ownership as compliant with the current rule's provision proof of ownership requirements. Therefore, the Staff should deny the Company's request to exclude the Proposal based on Rule 14a-8(f).

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rules 14a-8(b), (f) or (i)(3). In the event the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (413) 522-2899 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Jonas Kron

cc: Attorney John M. Newman, Jr.
Jones Day



TRILLIUM ASSET MANAGEMENT®
Delivering Sustainable Investments Since 1982℠

November 27, 2013

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: National Fuel Gas No-Action Request Letter of October 29, 2013

Dear Sir/Madam:

This letter is submitted on behalf of Social Justice Fund Northwest by Trillium Asset Management, LLC, as its designated representative in this matter (hereinafter referred to as "Proponents"), who is a beneficial owner of shares of common stock of National Fuel Gas (hereinafter referred to as "NFG" or the "Company"), and who has submitted a shareholder proposal (hereinafter referred to as "the Proposal") to NFG, to respond to the letter dated October 29, 2013 sent to the Office of Chief Counsel by the Company, in which NFG contends that the Proposal may be excluded from the Company's 2014 proxy statement under Rules 14a-8(b) and (f), as well as 14a-8(i)(3).

I have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in NFG's 2014 proxy statement and we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to NFG's counsel John M. Newman, Jr. via e-mail at jmnewman@jonesday.com.

The Proponent is eligible to file the Proposal.

The Company's argument that the Proponent is not eligible to file the proposal because it has not provided a statement or evidence that it exercises voting authority with respect to the securities fails on numerous grounds.[1]

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[1] We note that in its deficiency letter the Company did not provide any supporting discussion for its bald assertions regarding voting rights requirements and that we are only now being provided

BOSTON 711 Atlantic Avenue • Boston, MA 02111 • 617-423-6655 www.trilliuminvest.com
DURHAM 123 West Main Street • Durham, NC 27701 • 919-688-1265
SAN FRANCISCO BAY 100 Larkspur Landing Circle, Suite 105 • Larkspur, CA 94939 • 415-925-0105

First, beginning with its plain meaning, rule 14a-8 requires the proponent to hold "the company's securities entitled to be voted on the proposal at the meeting". The noun in this sentence is "the company's securities" and it is modified by the subordinate clause "entitled to be voted on the proposal at the meeting". That is, the proponent needs to hold *the* company's securities and the modification clause is used to describe more precisely what type of *the* company's securities need to be held. The focus of the sentence is not on the particulars of the proponent's relationship to the shares, but rather is on the type of the company's securities as a general matter. This conclusion is reinforced by the earlier reference in the sentence to "1%", which again, is a reference to all the company shares *of a particular type*, that is 1% of the company securities entitled to be voted on the proposal at the meeting.

Pursuant to the 1976 Interpretive Release it is abundantly clear that the operative meaning of "entitled to be voted" is related to what class of shares (i.e. what type) is held by the proponent if the company has multiple classes.

> The subparagraph further provides that the security owned by the proponent must be one which would enable him to vote on his proposal at the meeting of security holders. Thus, under this provision a proponent could not submit a proposal that goes beyond the scope of his voting rights. For example, a proponent who owned a security that could be voted on the election of some of the issuer's directors but on no other matters could not submit a proposal relating to the issuer's business activities, since he would not be able to vote on it personally.

That is, a proponent is only permitted to submit a proposal if it holds securities of a class which are entitled to vote on the proposal. If, for example only the Class A shares have voting rights, and a proponent owns Class B shares, he or she cannot submit a shareholder proposal. This is affirmed by the rest of the paragraph which focuses on different classes of a company's securities with voting rights to some directors but not others.

This understanding is also consistent with Staff Legal Bulletin 14 which contains the following:

> **b. What type of security must a shareholder own to be eligible to submit a proposal?**
>
> A shareholder must own company securities entitled to be voted on the proposal at the meeting.
>
> **Example**

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any level of detail concerning this novel argument. Accordingly, the company's notice of deficiency is in adequate under Staff Legal Bulletin 14B.

A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?

Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

The Staff has clearly understood "entitled to be voted on the proposal at the meeting" to refer to the type of securities, not the relationship of the proponent to his or her shares. So while the Company tries to distort the meaning of the rule by italicizing the word "him" in the 1976 Interpretive Release, it is clear that the concern of the Commission was about "the security owned by the proponent must be one which" – that is, the focus is on the type of security, not the nature and the character of the proponent's ownership.

This is also consistent with the approach taken in Staff Legal Bulletin 14F that provided guidance on what is required to demonstrate eligibility by stating that the following language from a broker or bank would satisfy the rule:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."

As is plainly evident, this language clearly refers to the *class of securities* and is not concerned with the proponent's voting rights.

Finally, turning to the company's policy argument we believe it is important to observe that to interpret the rule as suggested by the company would be a radical re-interpretation of the rule that would turn upside down shareholder, issuer and Staff practice that has been in place for decades. But beyond that, it is clear that the rule is concerned with the economic interest of the proponent, thus the requirement for a minimal financial stake in the company of $2,000 or 1%. If voting rights are truly at issue, simply possessing voting rights on the record date should be sufficient to meet the company's objections.

As is evident in the Company Exhibits, the Proponent has provided evidence that it holds "the company's securities entitled to be voted on the proposal at the meeting". For the reasons provided above, we respectfully request the Staff reject the Company's argument.[2]

[2] We note that the Company's argument III.2.A. is derivative to the eligibility argument and does not survive. The Proponent has fully evidenced its intention to hold the shares through the Company's annual meeting in Company Exhibits C and D.

The Company has Not Demonstrated that the Proposal is Too Vague.

With respect to the company's argument that the proposal is impermissibly vague, the company goes to excessive lengths in an effort to create confusion where there is none. Under Rules 14a-8(i)(3) and 14a-9, proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B") The Commission has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). However, because this means that the vagueness analysis becomes a very fact-intensive and time consuming determination, the Staff has expressed significant concern about becoming overly involved and caught up in the minutia that companies have been known to argue. SLB 14B.[3] Finally, the Staff stated in SLB 14B that "rule 14a-8(g) makes clear that *the company bears the burden* of demonstrating that a proposal or statement may be excluded." *Id* (emphasis added).

It is evident that the Staff does not require words and phrases to be precisely defined and that the rule is satisfied even when the word or phrase is general and subject to debate. See *Microsoft Corporation* (September 14, 2000) where the Staff required inclusion of a proposal that requested the board of directors to implement and/or increase activity on eleven principles relating to human and labor rights in China. In that case, the company argued "phrases like 'freedom of association' and 'freedom of expression' have been hotly debated in the United States" and therefore the proposal was too vague. See also, *Yahoo!* (April 13, 2007), which survived a challenge on vagueness grounds where the proposal sought "policies to help protect freedom of access to the Internet"; *Cisco Systems, Inc.* (Sep. 19, 2002) (Staff did not accept claim that terms "which allows monitoring," "which acts as a `firewall,'" and "monitoring" were vague); and *Cisco Systems, Inc.* (Aug. 31, 2005) (Staff did not accept claim that term "Human Rights Policy" was too vague).

Another important consideration is the long history of shareholders voting on this precise question and with evidently little difficulty in understanding what was being requested. For example, consider just a few examples of the following companies and vote totals which eventually led these companies to adopt fully inclusive sexual orientation and gender identity non-discrimination policies:

Gardner Denver 2010: 49%
Expeditors International 2008: 52%
Pentair 2007: 32%

For almost a decade, investors at Exxon have voted on this precise question with vote totals regularly in the 20 – 30 percentiles. Clearly investors and companies have a sufficiently common understanding of the term such that a meaningful and robust debate can be had

[3] It would appear that periodically, the Staff reminds issuers to avoid making frivolous vagueness arguments that cause proponents and the Staff to waste time. (e.g. SLB 14B and Release No. 33-6253 (October 28, 1980)).

and that the proposal is regularly being implemented without difficulty. In part this is because so many companies have adopted these employment protections. According to the Human Rights Campaign, which tracks lesbian, gay, bisexual and transgender issues, 57% of the Fortune 500 include gender identity in their non-discrimination policies.[4]

Finally, consider *Verizon Communications* January 6, 2010 wherein the Staff rejected the company's vagueness arguments on an identical proposal. While that case did not raise the exact same question introduced by NFG, it nevertheless demonstrates a general acceptance of the phrase "gender identity" as being sufficiently clear to be permissible in a shareholder proposal. In short, the company has not met its burden of demonstrating that the proposal is impermissibly vague.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rules 14a-8(b), (f) or (i)(3). In the event the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (413) 522-2899 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Jonas Kron

cc: Attorney John M. Newman, Jr.
Jones Day

[4] http://www.hrc.org/files/assets/resources/CorporateEqualityIndex_2013.pdf

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190
TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

October 29, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
Via E-mail: shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted on Behalf of the Social Justice Fund Northwest

Ladies and Gentlemen:

We are writing on behalf of our client, National Fuel Gas Company (the "Company"), to inform the staff ("Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") of the Company's intent to exclude, and its reasons for excluding, from its proxy statement and form of proxy for the Company's 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") submitted on behalf of the Social Justice Fund Northwest (the "Fund" or "Proponent") by Trillium Asset Management, LLC ("Trillium"). This letter and accompanying exhibits are sent on the Company's behalf pursuant to Rule 14a-8(j); this is not a request for a no-action letter.

The Company plans to file its definitive proxy statement with the SEC on or after January 17, 2014. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement. In accordance with SEC Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB No. 14D"), the letter and exhibits are being delivered by e-mail to shareholderproposals@sec.gov. A copy of this letter with its exhibits is being e-mailed on this date to the Proponent and to Trillium. Rule 14a-8(k) and Section E of SLB No. 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the stockholder proponent elects to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

The Company has concluded that the Proposal may be properly omitted from the 2014 Proxy Materials pursuant to the provisions of (i) Rules 14a-8(b) and 14a-8(f) because the Proponent failed to establish the requisite eligibility to submit the Proposal, and (ii) Rule

14a-8(i)(3) because the Proposal is materially false or misleading in violation of Rule 14a-9. With respect to Rule 14a-8(b), the Proponent failed to establish that, as of the date it submitted its proposal, it had continuously held for at least one year at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting as that term has been interpreted by the SEC. In addition, because it did not establish that it had investment discretion over the shares in question, the Proponent failed to provide a credible statement that it intends to continue to hold the Company's securities through the date of the 2014 Annual Meeting.

I. RULE 14a-8

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal, and (ii) continue to hold those securities through the date of the meeting. Under Rule 14a-8(b)(2), if a proponent is not a registered shareholder of the company and has not made a filing with the SEC detailing the proponent's beneficial ownership of shares in the company (as described in Rule 14a-8(b)(2)(ii)), the proponent has the burden of establishing that it meets the beneficial ownership requirement of Rule 14a-8(b)(1). In any event the proponent must also provide its own written statement that it intends to continue to hold the qualifying securities through the date of the meeting.

Under Rule 14a-8(f)(1), if the proponent fails to meet one of the eligibility or procedural requirements set forth in Rules 14a-8(a) through (d), then the company may exclude the proposal, provided that, if the deficiency can be remedied, the company has notified the proponent of the problem and the proponent has failed adequately to correct it. The notification must be made in writing within 14 calendar days of receiving the proposal. A proponent's response to the notice of deficiency must be postmarked or transmitted electronically to the company no later than 14 days from the date the proponent receives the notice of deficiency.

Rule 14a-8(i)(3) also permits a company to omit a shareholder proposal and related supporting statement from its proxy materials if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy solicitation materials."

II. BACKGROUND

The Company is a diversified energy company headquartered in the state of New York.

The Fund is a foundation with activities focused in the Northwestern United States. The Fund's website states that "Social Justice Fund Northwest is a foundation working . . . to foster significant, long-term social justice solutions throughout Washington, Oregon, Idaho, Montana and Wyoming."[1] The Company has no facilities, operations or employees in any of those states.

Trillium is an investment advisor headquartered in Boston, Massachusetts that describes itself as devoted to "sustainable and responsible investing."[2]

The Company received the Proposal, which is attached hereto as Exhibit A, from Trillium on September 20, 2013, by Federal Express delivery. In a letter accompanying the Proposal, Trillium represented that the Proponent "holds more than $2,000 of National Fuel Gas Co. common stock, acquired more than one year prior to today's date and held continuously for that time." Additionally, Trillium asserted that the Proponent "will remain invested in this position continuously through the date of the 2014 annual meeting." Trillium did not, however, indicate in the letter whether Trillium or the Proponent (or perhaps a third party) exercises voting authority or investment discretion with respect to the Company's shares held by the Proponent. Trillium's letter accompanying the Proposal (the "First Trillium Letter") is attached hereto as Exhibit B.

Also accompanying the Proposal was a copy of a letter dated September 18, 2013, purportedly from the Proponent, to Ms. Susan Baker of Trillium (the "Purported Authorization Letter," attached hereto as Exhibit C). The authenticity of this letter was not apparent, as, among other things, the letter was not on the Proponent's (or anyone's) letterhead; the signature was illegible; the signature block did not provide the name or title of the person who signed the letter; and the apparent proponent as typed in the signature block did not match the name of the Proponent in the First Trillium Letter.

On October 1, 2013, the Company received a letter from Trillium dated September 27, 2013 (the "Second Trillium Letter," attached hereto as Exhibit D), which enclosed a copy of a letter, dated September 19, 2013, from Charles Schwab Advisor Services (the "Custodian Letter," attached hereto as Exhibit E), and a second, identical copy of the Purported Authorization Letter. The Custodian Letter stated, "This letter is to confirm that Charles Schwab & Co. holds as custodian for the [account of the Proponent] 41 shares of National Fuel Gas Co. common stock. These 41 shares have been held in this account continuously for one year prior to September 19, 2013." Neither the Second Trillium Letter nor the Custodian Letter stated whether Trillium or the Proponent exercises voting authority or investment discretion with respect to the shares.

In compliance with the time restrictions set forth in Rule 14a-8, the Company sent a notice of deficiency (the "Notice of Deficiency," attached hereto as Exhibit F), by electronic mail and by UPS Overnight Mail, to the Proponent on October 3, 2013, notifying the Proponent of procedural or eligibility deficiencies related to the Proposal.

[1] Social Justice Fund Northwest, http://www.socialjusticefund.org/ (last visited Oct. 29, 2013).
[2] Trillium Asset Management, LLC, http://www.trilliuminvest.com/ (last visited Oct. 29, 2013).

On October 11, 2013, the Company received a letter from Trillium, dated October 10, 2013, responding to the Notice of Deficiency (the "Third Trillium Letter," attached hereto as Exhibit G). Included as an attachment to the Third Trillium Letter was a copy of a different letter (although with the identical three paragraphs of text) from the Proponent (on the Proponent's letterhead, with a name and title included in the signature block, and with a retroactive date of September 18, 2013) to Ms. Susan Baker of Trillium, authorizing Trillium to file a shareholder proposal on the Proponent's behalf at the Company (the "Authorization Letter," attached hereto as Exhibit H)[3]. Neither the Third Trillium Letter nor the Authorization Letter stated whether Trillium or the Proponent exercises voting authority or investment discretion with respect to the Company's shares held by the Proponent.

On October 23, 2013, the Company received an e-mail from Trillium, and responded by e-mail, both attached hereto as Exhibit I. The Company repeated its request for documentation of whether Trillium or the Proponent exercises voting authority or investment discretion with respect to the Company's shares held by the Proponent. The information was not forthcoming.

On October 24, 2013, there were telephone conversations between representatives of the Company and of Trillium, including between their respective corporate counsel, and the requested information still was not provided.

III. ANALYSIS

Topical Summary

A. The Proposal May Be Excluded Under Rules 14a-8(b) and 14a-8(f) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal 5

1. The Proponent Has Not Established That It Holds Securities Entitled To Be Voted On The Proposal Within The Meaning Of Rule 14a-8(b), As the Proponent Has Provided No Statement Or Evidence That It Exercises Voting Authority With Respect To The Securities 5

2. The Proponent Failed To Provide A Credible Statement That It Intends To Continue To Hold The Company's Securities Through The Date Of The 2014 Annual Meeting 7

3. The Company Provided The Proponent With Adequate Notice Of Deficiencies, And, In Any Event, The Deficiencies Cannot Be Remedied 8

B. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because it is

[3] The Authorization Letter does not specify internally or by reference the nature or content of any particular proposal as being the subject of the letter.

JONES DAY

Materially False or Misleading in Violation of Rule 14a-9 9

1. Pertinent Background Under Rule 14a-8(i)(3) 9

2. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because it is Vague and Indefinite and thus Materially False or Misleading in Violation of Rule 14a-9 9

a. The Proposal Does Not Define Gender Identity or Expression or Provide Standards for Implementation 9

b. The Proposal Is Too Vague For Shareholders Or The Company To Determine With Reasonable Certainty What Actions Or Measures The Proposal Requires 11

A. The Proposal May Be Excluded Under Rules 14a-8(b) and 14a-8(f) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal

1. The Proponent Has Not Established That It Holds Securities Entitled To Be Voted On The Proposal Within The Meaning Of Rule 14a-8(b), As the Proponent Has Provided No Statement Or Evidence That It Exercises Voting Authority With Respect To The Securities

Under Rule 14a-8(b)(1), a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities *entitled to be voted on the proposal* at the meeting for at least one year" by the date the proponent submits the proposal.[4] The SEC has long held this requirement to mean that a proponent must be a security holder entitled to vote its shares on the proposal at the meeting at which it intends to present the proposal.

The phrase "entitled to be voted" first appeared in Rule 14a-8 via an amendment that became effective February 1, 1977, with the provision then reading in relevant part as follows: "At the time he submits the proposal, the proponent shall be a record or beneficial owner of a security *entitled to be voted* at the meeting on his proposal."[5] By comparison, prior versions of the rule, dating from as early as 1952, had commenced as follows: "If any *security holder entitled to vote* at a meeting of security holders of the issuer shall submit to the management of the issuer . . . a proposal . . . ."[6] Explaining the amended rule in its 1976 adopting release, the SEC emphasized that the newly-worded provision "*retains the traditional requirement that a*

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[4] 17 C.F.R. § 240.14a-8(b)(1) (2013) (emphasis added).

[5] Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 34-12999, 1976 WL 160347, at *16 (Nov. 22, 1976) (emphasis added).

[6] Amendment of Proxy Rules, Exchange Act Release No. 34-4775, 1952 WL 5254, at *8 (Dec. 11, 1952) (emphasis added); Adoption of Amendments to Proxy Rules, Exchange Act Release No. 34-4979, 1954 WL 5772, at *3 (Jan. 6, 1954) (emphasis added); Adoption of Amendments to Proxy Rules and Information Rules, Exchange Act Release No. 34-8206, 1967 WL 88215, at *9 (Dec. 14, 1967) (emphasis added); Solicitations of Proxies, Exchange Act Release No. 34-9784, 1972 WL 125400, at *3 (Sept. 22, 1972) (emphasis added).

proponent must be a security holder entitled to vote at the meeting at which he intends to present his proposal for action."[7]

In other words, it is not enough that the proponent hold securities that may be voted by *someone*; rather, the voting rights must be exercisable by *the proponent*. The 1976 adopting release specifically emphasized this personal aspect of the right to vote:

> The [eligibility] subparagraph further provides that the security owned by the proponent must be one which would enable *him* to vote on his proposal at the meeting of security holders. Thus, under this provision a proponent could not submit a proposal that goes beyond the scope of his voting rights. For example, a proponent who owned a security that could be voted on the election of some of the issuer's directors but on no other matters could not submit a proposal relating to the issuer's business activities, since he would not be able to vote on it personally.[8]

At the time of the 1976 adopting release, there was no requirement that the proponent have held company stock for any prior period. The regulation, as explained in the release, simply described the nature of the then-existing beneficial ownership (voting authority) required to be a shareholder proponent. When a one-year holding period was first required beginning in 1983,[9] the adopting release added the additional eligibility requirement without changing the "entitled to be voted" language that had been adopted and explained in the 1976 adopting release.

The voting requirement set forth in Rule 14a-8(b)(1) thus disqualifies not only the shareholder in the one example cited by the SEC in the 1976 adopting release, but also the shareholder who fails to retain voting rights with respect to the requisite amount of securities over the one-year period prior to submission of a proposal. Just as a shareholder must have some measurable economic stake or investment interest in a corporation before it may put the corporation and other shareholders to the expense of including a proposal in a proxy statement, so too must the shareholder have the ability to vote its shares on the proposal. A shareholder whose commitment to an investment in the company is not sufficient to instill in the shareholder a sense of responsibility to retain its voting rights ought not be authorized to submit a proposal, and the voting rights requirement implements that salutary policy.

The SEC's amendments to Rule 14a-8 since 1976 provide no indication of any intent to alter the traditional requirement that a proponent must retain voting authority with respect to the shares it holds in the subject company. Rather, they reflect the opposite. For example, in 1998 the SEC increased the dollar value of a company's voting securities that a shareholder must own

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7 Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 34-12999, 1976 WL 160347, at *1 (Nov. 22, 1976) (emphasis added).

8 *Id.* at *2 (emphasis added).

9 Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-20091, 1983 WL 33272 (Aug. 16, 1983).

in order to be eligible to submit a proposal (from $1,000 to $2,000), but noted that "[t]here was no significant support for any modifications to the rule's other eligibility criteria."[10] The voting authority component of the rule's eligibility criteria remained unchanged, as it does today.

The Proponent has not provided any evidence -- not even so much as an explicit representation -- that it may vote the Company shares it holds. In its Notice of Deficiency, the Company informed the Proponent that the Company had received "no statement or evidence as to whether the Fund has for the past year possessed the authority to vote its shares of Company stock." The Company also requested copies of any relevant investment management agreements (redacted with respect to any competitively sensitive commercial terms). In its written response and other communications on behalf of the Proponent, Trillium has provided no statement as to the Proponent's voting rights and no copies of any investment management agreements. Instead, Trillium simply reiterated one aspect of Rule 14a-8(b) -- in particular, Rule 14a-8(b)(2)(i), relating to a written statement from the "record" holder of a proponent's securities -- while ignoring the voting requirement set forth in Rule 14a-8(b)(1). Trillium reported itself as having sole voting authority with respect to all Company shares on its Form 13F filed with the SEC on November 5, 2012. Thus, the Proponent did not have voting authority over the Company shares of which it claims beneficial ownership. Without that authority, the Proponent is not eligible under Rule 14a-8(b)(1) to submit the Proposal.

2. The Proponent Failed To Provide A Credible Statement That It Intends To Continue To Hold The Company's Securities Through The Date Of The 2014 Annual Meeting

Under Rule 14a-8(b)(2), one of the requirements of a proponent is a statement that it intends to continue to hold the requisite amount of securities through the date of the company's meeting. On its face, the Authorization Letter included a statement that the Proponent intended to continue to hold the Company's securities. The credibility of that statement, however, depends on whether the Proponent possesses investment discretion with respect to the securities. A proponent that has surrendered its investment discretion -- the power to decide whether to buy, sell or hold a company's securities -- cannot credibly claim any intent to continue to hold the securities through the date of the company's meeting.

The Proponent has not provided any evidence -- again, not even so much as an explicit representation -- that it exercises investment discretion over the Company shares it holds. In its Notice of Deficiency, the Company informed the Proponent that the Company had received "no statement or evidence as to whether the Fund possesses investment discretion over its Company shares." As noted above, the Company also requested copies of any relevant investment management agreements. In its written response and other communications on behalf of the Proponent, Trillium provided no statement as to the Proponent's investment discretion and no copies of any investment management agreements. Instead, Trillium simply referenced the

---

[10] Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018, 1998 WL 254809, at *10 (May 21, 1998).

Proponent's statement of intent in the Authorization Letter and added the evasive comment that, "to the extend [sic] that Trillium has investment discretion . . . Trillium hereby states it intends to hold the requisite number of shares of the company stock on behalf of [the Proponent] through the date of the company's annual meeting in 2014."

Rule 14a-8(b) does not contemplate a statement of intent on the part of any person other than a proponent. Rule 14a-8 addresses when a company must include a *shareholder's* proposal in its proxy statement, not when a company must include an *investment manager's* proposal. The relevant necessary investment authority is that of the Proponent, not Trillium.[11] Here, the Proponent has not substantiated its statement of intent to hold the Company's securities with any evidence that it has the right to make investment decisions with respect to those securities. Without that authority, the Proponent can have no intent with respect to holding Company securities that is meaningful in this context, and the Proponent is therefore incapable of fulfilling the eligibility requirements of Rule 14a-8(b)(2).

3. The Company Provided The Proponent With Adequate Notice Of Deficiencies, And, In Any Event, The Deficiencies Cannot Be Remedied

In the Notice of Deficiency, the Company stated, among other things, that "the materials the Company received from Trillium are inadequate to establish the Fund's eligibility to submit a shareholder proposal because those materials fail to demonstrate that, for the past year, the Fund has been a shareholder entitled to vote its shares of Company stock." The Company also asserted that "Trillium and the Fund have also failed to substantiate the statement that the Fund intends to hold its shares of Company stock through the date of the Company's annual meeting in 2014." These and other statements in the Notice of Deficiency constituted adequate notice to the Proponent.

In any event, under Rule 14a-8(f)(1), the Company need not have provided Proponent any notice of these deficiencies because they could not have been remedied. First, after submitting the Proposal, the Proponent could not have gone back in time and arranged to acquire, as of the Proposal date and for the preceding year, securities of the Company over which the Proponent retained voting authority, so as to fulfill the eligibility requirement of Rule 14a-8(b)(1). Second, under Rule 14a-8(b)(2), the written statement of a proponent that it intends to continue to hold the subject company's securities through the date of the meeting of stockholders is due at the time the proponent submits its proposal. Here, after receiving the Notice of Deficiency, the Proponent could not have gone back and arranged to acquire, as of the date of the Proposal, additional Company securities over which the Proponent did retain investment

---

[11] Trillium states in its brochure filed with the SEC as part of Trillium's Form ADV (2013) that "Trillium may maintain a token position in a security in a client's account in order to pursue advocacy on environmental, social, or governance issues. As a result, the investment performance of these client accounts may differ from the investment performance of other client accounts that do not hold such positions." The Proponent's 41 shares of Company stock appear to be just such a token position taken and maintained by Trillium.

discretion, so as to put itself in a position to make a credible and timely statement of intent to hold Company securities through the date of the Company's annual meeting.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because it is Materially False or Misleading in Violation of Rule 14a-9

1. Pertinent Background Under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal and related supporting statement from its proxy materials if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy solicitation materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SEC Staff Legal Bulletin No. 14B (CF) (Sept. 15, 2004); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) (quoting SEC as stating that "'it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail'").

In this regard, the Staff has previously concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(3) where the proposals have failed to define key terms or where the meaning and application of terms or standards under the proposals "would be subject to differing interpretations." *Fuqua Indus., Inc.* (Mar. 12, 1991). *See, e.g., Verizon Commc'ns Inc.* (Feb. 21, 2008) (concurring with exclusion of a proposal regarding compensation for senior executives because proposal did not adequately define criteria for calculating incentive compensation); *Berkshire Hathaway Inc.* (Mar. 2, 2007) (concurring with exclusion of a proposal seeking to restrict Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because proposal did not adequately disclose to shareholders the extent to which proposal would operate to bar investment in all foreign corporations); *Exxon Corp.* (Jan. 29, 1992) (concurring with exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations); and *NYNEX Corp.* (Jan. 12, 1990) (concurring with the exclusion of a proposal that was "so inherently vague and indefinite" that any action by the company "could be significantly different from the action envisioned by shareholders voting on the proposal").

2. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because it is Vague and Indefinite and thus Materially False or Misleading in Violation of Rule 14a-9

a. The Proposal Does Not Define "Gender Identity or Expression" or Provide Standards for Implementation

Like the proposals in the precedents cited above, the Proposal is impermissibly vague and indefinite because it fails to define key terms or otherwise provide guidance on how the Proposal, if adopted, would be expected to be implemented by the Company. Neither the meaning and scope of the term "gender identity or expression," nor the description of the class of persons intended to fit within the protected class, is defined in the Proposal. As a result, the Proponent's contemplation of the term "gender identity or expression" may be entirely different from the Company's or shareholders' understanding of that term. Neither the Company nor shareholders can know with reasonable certainty what is intended by the term "gender identity or expression" and what persons or conduct would be protected under that class. Therefore, neither the Company nor its shareholders would be able to determine with reasonable certainty what specific actions the Proposal requires or be able to understand the full implications of implementing the Proposal.

The Company has looked into potential meanings that may be attributed to "gender identity or expression" in an effort to understand potential standards for implementation of the Proposal. The vague and indefinite nature of the term (or, more accurately, terms) "gender identity or expression" is apparent from the Proponent's own website. One of the recipients of a grant from the Proponent in 2013 is an organization in Seattle, Washington named the Gender Justice League. The Proponent's website states that this organization

> works to empower trans* activists and their allies to fight oppression based on gender & sexuality in Washington State and to create a community where trans people can live their lives safely, true to themselves, and free from discrimination. (GJL uses the term trans with an asterisk-trans*-as an umbrella term to include those who identify as transgender, transsexual, genderqueer, gender non-conforming, Two Spirit, and those medically labeled or those who identify as intersex). [12]

As this description suggests, the matter of gender identity and expression is apparently seen by some as very far-reaching, potentially encompassing multiple circumstances that, in turn, would themselves require definition for an understanding of the boundaries of coverage. The Proposal, however, provides no definitional or other guidance to enable shareholders or the Company to comprehend precisely what the Proposal would entail.

---

[12] *More grants and more resources to progressive organizations*, Social Justice Fund Northwest (Oct. 9, 2013), http://www.socialjusticefund.org/news/more-grants-and-more-resources-progressive-organizations.

According to the Proposal, 17 states and the District of Columbia have laws prohibiting employment discrimination based on gender identity or expression. However, the definitions of gender identity or expression differ from state to state and are themselves vague and indefinite. For instance, the District of Columbia's statute provides that "'[g]ender identity or expression' means a gender-related identity, appearance, expression, or behavior of an individual, regardless of the individual's assigned sex at birth." D.C. Code § 2-1401.02(12A). New Jersey's statute provides that "'[g]ender identity or expression' means having or being perceived as having a gender related identity or expression whether or not stereotypically associated with a person's assigned sex at birth." N.J. Stat. Ann. § 10:5-5rr. These definitions are no more precise than the phrase sought to be defined. They do not give examples of identifiable characteristics, nor do they provide any clarity as to what behaviors might be considered an expression of one's gender identity ("expression" inherently involving conduct of some sort). The Proposal offers nothing to suggest the existence of a body of applicable case law, let alone a definitive one, that would provide coherence and boundaries to these cloudy, variable notions.

b. The Proposal Is Too Vague For Shareholders Or The Company To Determine With Reasonable Certainty What Actions Or Measures The Proposal Requires

As a result of the lack of clarity as to the scope and potential meanings of "gender identity or expression" in the Proposal, the Company is, and shareholders voting on the Proposal would be, unable to determine what the Proposal, if implemented, would require, permit or prohibit of the Company. It is unclear whether adoption of the Proposal would mandate that all manifestations and expressions of any employee's personal gender identity or expression be deemed acceptable on the job and, in fact, protected, or only certain forms; and if only certain forms, then which ones. For instance, it is not clear whether the Proposal protects deliberately exaggerated or overstated expressions of one's gender identity (stereotypical or otherwise), or whether behavior can be restricted without violating gender identity or expression rights. Neither the Company nor the shareholders voting on the Proposal can know whether the Company would be permitted to exercise any judgment (or the extent of such judgment) in determining which behavior might be asserted as attributable to gender identity or expression and which not. It would appear that any specific standards set by the Company in implementing the Proposal could be argued to limit someone's expression of gender identity.

Moreover, by some interpretations, the Proposal, if implemented, may without good reason override other Company policies currently in place. For example, a dress code or a policy prohibiting certain behavior in the office may be, or create an argument as being, in conflict with the protection of gender identity or expression. The Proposal might be argued as protecting a female employee dressed too provocatively for the office setting, if in so dressing, she claims to express her femininity. Implementation of the Proposal might even be interpreted to override the Company's safety regulations. It might be argued that the Proposal would permit a male employee not to wear safety gear if the removal of facial hair required to wear the gear properly would violate his expression of his masculinity. The inability to define the protected behavior and set standards for the implementation of the Proposal would affect the predictability and consistency in both managing the workforce and training personnel to comply with the Company's policies and practices.

In light of the considerations raised above, the Company believes it is possible, if not indeed probable, that some activities capable of being characterized as forms of gender identity or expression, and thus of being argued at a later date as embraced by the Proposal, might be viewed as inappropriate and not supported by the Company or its shareholders, had the breadth of coverage been recognized at the time of the vote on the Proposal. However, given the Proposal's vagueness, neither the Company nor the shareholders can be certain whether at this point implementation of the Proposal would mean the Company was committing itself to permit those forms of gender identity or expression. Said another way, if the Proposal were adopted, the Company would have to take into account the countless ways in which gender identity could potentially be expressed in order to implement guidelines, which may or may not have been intended by the Proposal (or the Company's shareholders in adopting the Proposal). Accordingly, the Company believes the Proposal is too vague for shareholders or the Company to determine with any reasonable certainty what actions or measures the Proposal, if implemented, would require, permit or prohibit.

The broad and indefinite language of the Proposal appears to encompass expressions of gender identity that can be limited only by the imagination of the actor. The Company believes that it and its shareholders should not and cannot be required to proceed to a vote when there is no clear understanding of what they are being asked to approve. The Proposal does not provide that clarity and therefore is impermissibly vague and indefinite and thus materially false and misleading in violation of Rule 14a-9.

III. CONCLUSION

For the foregoing reasons, the Company believes that it may properly exclude the Proposal from its 2014 Proxy Materials pursuant to Rules 14a-8(b), 14a-8(f) and 14a-8(i)(3).

Very truly yours,



John M. Newman, Jr.

EXHIBIT A

GENDER IDENTITY NON-DISCRIMINATION POLICY

WHEREAS

National Fuel Gas does not explicitly prohibit discrimination based on gender identity or gender expression in its written employment policy;

According to the Human Rights Campaign, nearly seventy percent of the Fortune 100 and fifty percent of the Fortune 500 now prohibit discrimination based on gender identity or expression;

We believe that corporations that prohibit discrimination on the basis of gender identity or expression have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to an analysis of surveys conducted by the Williams Institute at the UCLA School of Law, sixteen to sixty eight percent of lesbian, gay, bisexual and transgender people report experiencing employment discrimination;

Public opinion polls consistently find more than three quarters of people in the United States support equal rights in the workplace. In a 2011 nationwide survey conducted by Greenberg Quinlan Rosner Research, the vast majority (79 percent) of the 800 respondents supported protecting LGBT (lesbian, gay, bisexual and transgender) people from discrimination in employment;

Although federal law does not provide sexual orientation and gender identity employment discrimination protection, seventeen states, the District of Columbia, and more than 114 cities and counties have laws prohibiting employment discrimination based on gender identity or expression;

Our company is headquartered in New York where major employers such as Consolidated Edison, Verizon Communications, American Express, and Ernst & Young, LLP include gender identity or expression in their nondiscrimination policies.

RESOLVED

Shareholders request that National Fuel Gas amend its written equal employment opportunity policy to explicitly prohibit discrimination based on gender identity or expression and to take concrete action to implement the policy.

SUPPORTING STATEMENT

We believe employment discrimination on the basis of gender identity diminishes employee morale and productivity. Because state and local laws are not comprehensive with respect to prohibiting employment discrimination, our company would benefit from a comprehensive, consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, access employees from the broadest talent pool, and ensure a respectful and supportive atmosphere for all employees. National Fuel Gas will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

EXHIBIT B

TRILLIUM ASSET MANAGEMENT®

Investing for a Better World® Since 1982

Trillium Asset Management, LLC
www.trilliuminvest.com

September 19, 2013

Paula M. Ciprich
General Counsel and Secretary
National Fuel Gas Co
6363 Main Street
Williamsville, NY 14221.

Dear MS. Ciprich:

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $1.2 billion for institutional and individual clients.

I am hereby authorized to notify you of our intention to file the enclosed shareholder proposal with National Fuel Gas Co. on behalf of our client Social Justice Fund, NW. Trillium submits this shareholder proposal for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Social Justice Fund, NW holds more than $2,000 of National Fuel Gas Co. common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2014 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with National Fuel Gas Co. about the contents of our proposal.

Please direct any communications to me at (617) 532-6681, Trillium Asset Management, 711 Atlantic Ave., Boston, MA 02111; or via email at sbaker@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,



Susan Baker
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

Cc: Ronald J. Tanski, President and Chief Executive Officer

Enclosures



EXHIBIT C

Susan Baker
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Baker:

The Social Justice Fund ("The Fund") hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on The Fund's behalf at National Fuel Gas Company.

The Fund is a beneficial owner of more than $2,000 worth of common stock in National Fuel Gas Company that it has held continuously for more than one year. The Fund intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2014.

The Fund specifically gives Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. The Fund understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Social Justice Fund
c/o Trillium Asset Management LLC
711 Atlantic Avenue, Boston, MA 02111

7-18-2013
Date

EXHIBIT D

TRILLIUM ASSET MANAGEMENT®
Investing for a Better World® Since 1982

Trillium Asset Management, LLC
www.trilliuminvest.com

September 27, 2013

Paula M. Ciprich
General Counsel and Secretary
National Fuel Gas Co.
6363 Main Street
Williamsville, NY 14221

Re: Request for verification

Dear Ms Ciprich:

In accordance with the SEC Rules, please find the attached authorization letter from Social Justice Fund NW as well as the custodial letter from Charles Schwab Advisor Services documenting that they hold sufficient company shares to file a proposal under rule 14a-8.

Please direct any communications to me at (617) 532-6681, Trillium Asset Management, 711 Atlantic Ave., Boston, MA 02111; or via e-mail at sbaker@trilliuminvest.com.

Sincerely,



Susan Baker
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

Cc: Ronald J. Tanski, President and Chief Executive Officer

Enclosures

BOSTON
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179
800-548-5684

DURHAM
353 West Main Street, Second Floor
Durham, North Carolina 27701-3215
T: 919-688-1265 F: 919-688-1451
800-853-1311

SAN FRANCISCO BAY
100 Larkspur Landing Circle, Suite 105
Larkspur, California 94939-1741
T: 415-925-0105 F: 415-925-0108
800-933-4806



Susan Baker
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Baker:

The Social Justice Fund ("The Fund") hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on The Fund's behalf at National Fuel Gas Company.

The Fund is a beneficial owner of more than $2,000 worth of common stock in National Fuel Gas Company that it has held continuously for more than one year. The Fund intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2014.

The Fund specifically gives Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. The Fund understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Social Justice Fund
c/o Trillium Asset Management LLC
711 Atlantic Avenue, Boston, MA 02111

7-18-2013
Date

EXHIBIT E

Sep. 29. 2013 7:11PM

charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr, Orlando, FL 32810

September 19, 2013

Re: SOCIAL JUSTICE FUND NORTHWESTMA&ctOMB Memorandum M-07-16 ***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 41 shares of National Fuel Gas Co. common stock. These 41 shares have been held in this account continuously for one year prior to September 19, 2013.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,



Eric Sande
Director

EXHIBIT F

NATIONAL FUEL GAS COMPANY

6363 MAIN STREET

WILLIAMSVILLE, N. Y. 14221-5887

JAMES R. PETERSON
ASSISTANT SECRETARY
(716) 857-7702

October 3, 2013

VIA EMAIL AND UPS

Social Justice Fund Northwest
1904 Third Avenue, Suite 806
Seattle, WA 98101

Susan Baker
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management LLC
711 Atlantic Avenue
Boston, MA 02111

Re: Shareholder Proposal for the 2014 Annual Meeting

Greetings:

Pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8(f)(1) under the Securities Exchange Act of 1934, National Fuel Gas Company (the "Company") hereby notifies Social Justice Fund Northwest (the "Fund") of procedural or eligibility deficiencies related to the Fund's purported shareholder proposal received by the Company on September 20, 2013. Specifically, the Fund fails to comply with the SEC's requirements for shareholder proposals explained in answers to Questions 1 and 2 set forth in SEC Rule 14a-8.

A copy of SEC Rule 14a-8(b) is enclosed for your reference. Any response to this notification must be postmarked, or transmitted electronically, no later than fourteen calendar days from the date the Fund receives this notification. Any such response should address the issues set forth in this letter. If within the required fourteen calendar day period, the Fund does not satisfactorily respond to the Company in writing with respect to the procedural or eligibility deficiencies cited herein, then the Company may exclude, on procedural grounds, the Fund's purported shareholder proposal from the Company's proxy statement for its 2014 annual meeting of shareholders.

* * *

The answer to Question 1 set forth in SEC Rule 14a-8 states that, "A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow." According to the first paragraph of Rule 14a-8, "[t]he references to 'you' are to a shareholder seeking to submit the proposal."

The materials the Company received from Trillium Asset Management LLC ("Trillium") on September 20, 2013 fail to establish that Trillium has authority to submit a shareholder proposal on behalf of the Fund. Included in the materials is a copy of a letter addressed to Trillium, purportedly from the Fund, dated September 18, 2013. The authenticity of this letter is not apparent: the letter is not on Fund letterhead, the body of the letter includes grammatical errors, the signature is illegible, and the signature block does not provide the name or title of the person who signed the letter. This document therefore fails to establish that the Fund in fact authorized Trillium to file any proposal. Absent such authorization, the Company has not received a proposal from a shareholder.

Aside from its questionable authenticity, the letter purportedly from the Fund fails to identify the subject matter of the proposal, stating only generally that, "The Social Justice Fund ('The Fund') hereby authorize [sic] Trillium Asset Management, LLC to file a shareholder proposal on The Fund's behalf at National Fuel Gas Company." A shareholder that purports to authorize an investment manager to file a shareholder proposal must at least identify the subject matter of the proposal, and otherwise make clear that the shareholder itself, rather than the investment manager, is the true proponent of the course of action submitted to the Company.

The answer to Question 2 set forth in SEC Rule 14a-8 explains that, "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." The answer to Question 2 also provides in relevant part that:

> if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>
> (ii) The second way to prove ownership applies only if you have filed [various schedules or forms that the Fund has not filed with respect to the Company] . . . .

The materials the Company received from Trillium are inadequate to establish the Fund's eligibility to submit a shareholder proposal because those materials fail to demonstrate that, for the past year, the Fund has been a shareholder entitled to vote its shares of Company stock. The materials the Company received from Trillium include no statement or evidence as to whether the Fund has for the past year possessed the authority to vote its shares of Company stock. Relevant evidence of the Fund's right to vote 41 shares of Company stock since at least September 20, 2012, would include copies of whatever agreements were in effect during that time between the Fund and Trillium, or any other investment manager, pursuant to which the investment manager handled the Fund's shares of Company stock, including especially agreement provisions on whether the voting authority on that stock was delegated, shared or reserved by the Fund. The Company hereby requests copies of all such agreement(s). Feel free to redact competitively sensitive commercial terms such as Trillium's compensation, or the standard of financial performance expected of Trillium. In the alternative, feel free to admit that the Fund did not have the right to vote at least 41 shares of Company stock at all times since September 20, 2012, and explain why the Fund is nevertheless eligible to submit a proposal.

Trillium and the Fund have also failed to substantiate the statement that the Fund intends to hold its shares of Company stock through the date of the Company's annual meeting in 2014. The credibility of this statement depends on whether the Fund possesses investment discretion with respect to the shares. A shareholder that has delegated its investment discretion—that is, the power to decide whether to buy, sell or hold the Company's shares—cannot credibly claim any intent to continue to hold those shares. The materials the Company received from Trillium include no statement or evidence as to whether the Fund possesses investment discretion over its Company shares. Relevant evidence on whether the Fund delegated, shared or reserved investment discretion over Company stock would include the agreement(s) described in the preceding paragraph. In the alternative, feel free to admit that the Fund has delegated investment authority over the Fund's Company stock, and explain why the Fund is nevertheless eligible to submit a proposal.

On October 1, 2013, the Company received from Trillium a written statement of Charles Schwab & Co., the custodian for the Fund's account. The custodian's written statement is dated September 19, 2013. The Fund purportedly submitted its shareholder proposal, however, on September 20, 2013. The Fund must submit to the Company a written statement from the custodian verifying that, at September 20, 2013, the Fund continuously held the Company's securities for at least one year.

* * *

This letter does not waive or nullify any rights the Company may have to (i) exclude the Fund's purported shareholder proposal from the Company's proxy statement for its 2014 annual meeting of shareholders on any basis other than as stated herein, including without limitation any eligibility or procedural deficiency that cannot be remedied, or (ii) object to or oppose in any other appropriate manner the Fund's purported shareholder proposal.

Respectfully,

NATIONAL FUEL GAS COMPANY



By: James R. Peterson
Assistant Secretary

Encl.

SEC Rule 14a-8(b)

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d–101), Schedule 13G (§ 240.13d–102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

17 C.F.R. § 240.14a–8(b)

EXHIBIT G

TRILLIUM ASSET MANAGEMENT®
Investing for a Better World® Since 1982

Trillium Asset Management, LLC
www.trilliuminvest.com

October 10, 2013

James R. Peterson
Assistant Secretary
National Fuel Gas Company
6363 Main Street
Williamsville, NY 14221

Mr. Peterson,

We are in receipt of your letter of October 3, 2013 ("deficiency letter") and on behalf of our client the Social Justice Fund Northwest ("SJFNW") respond as follows to the company's claims.

Authenticity of Authorization Letter – While we disagree with your statements and find the objections disingenuous, out of an abundance of caution we are attaching a new authorization letter with the name and title of SJFNW's Executive Director Zeke Spier clearly printed on SJFNW letterhead.

Subject Matter of the Proposal – You have not provided any authority to demonstrate that the Rule requires the authorization letter to provide any level of detail on the subject matter of the proposal. Trillium has filed well over 100 shareholder proposals on behalf of its clients with this precise language and has never received such an objection and we are unaware of any authority to that effect. In the absence of any governing legal authority to support its position the company's deficiency letter does not comport with the requirements of Rule 14a-8.

Voting Rights – You have not provided any authority to demonstrate that Rule 14a-8 requires the shareholder proponent to establish voting rights. As the deficiency letter accurately states, Rule 14a-8 simply requires in this case a "statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." In 2011 CorpFin issued Staff Legal Bulletin 14F that provided further guidance on this subject by stating that the following language from a broker or bank would be sufficient to demonstrate eligibility:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."

http://www.sec.gov/interps/legal/cfslb14f.htm

The letter from Charles Schwab & Co. which you received and have referred to comports with Staff Legal Bulletin 14F. In the absence of any governing legal

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authority to support its position the company's deficiency letter does not comport with the requirements of Rule 14a-8.

Intention to hold shares through the date of the Company's annual meeting – SJFNW's authorization letter clearly states "The Fund intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2014." To the extent that Rule 14a-8 may require Trillium as SJFNW's investment advisor with full authority to represent SJFNW with respect to this shareholder proposal and to the extend that Trillium has investment discretion, the existence of which is not subject to the company's request for disclosure, Trillium hereby states it intends to hold the requisite number of shares of the company stock on behalf of SJFNW through the date of the company's annual meeting in 2014. We note that you have not provided any legal authority to support this argument. In the absence of any governing legal authority to support its position the company's deficiency letter does not comport with the requirements of Rule 14a-8.

Date of Schwab Letter – Staff Legal Bulletin 14F footnote 10 states "For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery." http://www.sec.gov/interps/legal/cfslb14f.htm#_ftn10. The Staff makes clear that submission occurs on the day the proposal is sent by the proponent, not on the day it received. Accordingly, the company is mistaken in its assertion that the proposal was submitted on September 20, 2013, and similarly that the custodial letter must be dated September 20, 2013. The proposal was submitted on September 19, 2013 and accordingly the Schwab letter of September 19, 2013 satisfies the requirements of the Rule.

In conclusion, it is evident that the shareholder proposal filed by Trillium on behalf of our client has been properly filed in accordance with Rule 14a-8. Furthermore, it is clear that the company's deficiency letter fails to provide an adequate level of detail to support its arguments on the requirements of Rule 14a-8 and therefore, per Staff Legal Bulletin 14B, is insufficient to comply with its obligations under the Rule. As the company is probably aware from CorpFin's public meetings with shareholders and issuers in the last few years, the Staff is increasingly frowning on excessive parsing and unreasonable demands made in issuer deficiency letters and have urged issuers to approach these matters in a spirit of common sense that does not use a disproportionate amount of Staff time and resources. There is no question that SJFNW is eligible to file this proposal, nor is there any question that Trillium is authorized to act on its behalf, and both facts have been well established consistent with Rule 14a-8 and Staff guidance.

Sincerely,



Jonas Kron, Esq.



EXHIBIT H



SOCIAL JUSTICE FUND NORTHWEST

Susan Baker
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Baker:

The Social Justice Fund ("The Fund") hereby authorizes Trillium Asset Management, LLC to file a shareholder proposal on The Fund's behalf at National Fuel Gas Company.

The Fund is a beneficial owner of more than $2,000 worth of common stock in National Fuel Gas Company that it has held continuously for more than one year. The Fund intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2014.

The Fund specifically gives Trillium Asset Management, LLC full authority to deal, on its behalf, with any and all aspects of the aforementioned shareholder proposal. The Fund understands that its name may appear on the company's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Zeke Spier
Executive Director
Social Justice Fund
c/o Trillium Asset Management, LLC
711 Atlantic Avenue, Boston, MA 02111

9-18-2013
Date

EXHIBIT I



Subject: National Fuel Gas Company Annual Meeting 2014

From: James Peterson — 10/23/2013 03:28 PM
To: sbaker@trilliuminvest.com
Cc: "zeke@socialjusticefund.org"

Susan -

Unfortunately, our 14a-8(j) statement of reasons is due at the SEC no later than next Tuesday October 29, so the dates and times you suggest are too late to affect whether and how we make that filing. We thought before making the filing, we should reach out to and have a dialogue with our shareholder.

We have been assuming that you have read the publicly available statement of reasons we filed regarding our 2013 annual meeting (copy attached for convenience). As we stated last year, 14a-8 requires a shareholder proponent to have retained voting authority over his company shares for the required holding period (the twelve months before submitting a proposal), based on language from the SEC (not the staff) in the SEC releases adopting the language that is currently in 14a-8. This is an important procedural issue for us, regardless of the substance of the proposal.

If it was clear that SJFNW did in fact retain voting authority throughout the holding period, we would be happy not to make that argument, in the interest of judicial economy, conserving of resources and effort, courtesy and common sense. We might even decide simply to run your proposal, although we are still thinking that over. Our October 3 letter to Trillium asked for documentation of whether SJFNW had retained voting and/or investment authority over their company shares, and your response of October 10 declined to provide any information on that subject. I repeat here our request for that documentation (redacted, if you want, to protect your commercially sensitive information). The only reasons we can think of for your declining to provide this information are either (i) SJFNW in fact delegated its voting and/or investment authority to Trillium for some or all of the holding period, or (ii) it is in your interest to make this dispute as public as possible before producing that documentation later in any conflict process.

I called the shareholder proponent as a courtesy because of our preference for dealing with principals rather than agents, and because you have not indicated that you are acting as lawyers for SJFNW. Before getting into a public dispute with a shareholder, we thought as a matter of courtesy and respect that we should discuss why the shareholder selected us for this proposal, and whether we can narrow or eliminate the areas of disagreement.

We are generally available this week for a conversation.

Jim

James R. Peterson
Assistant Secretary
National Fuel Gas Company
6363 Main Street
Williamsville, NY 14221
716.857.7702

===

-----Original Message-----
From: Susan Baker [mailto:SBaker@trilliuminvest.com]

Sent: Wednesday, October 23, 2013 10:48 AM
To: James Peterson
Cc: Jonas Kron
Subject: RE: National Fuel Gas Company Annual Meeting 2014

Good morning,

It has come to our attention that you called Zeke Spier, Executive Director of the Social Justice Fund to discuss the shareholder proposal filed at National Fuel Gas earlier this fall. The Social Justice Fund has given Trillium Asset Management, LLC full authority to deal on its behalf with any and all aspects of the shareholder proposal. Therefore all inquiries and comments are to be directed solely to Trillium.

I would be happy to arrange a conference call to discuss the proposal. My colleague Jonas Kron and I are available to speak with you on Wednesday, October 30 at 10:30am, 11:00am or 1pm ET. Also, we have wide availability the week of November 4.

Please let us know if you are interested in setting up a call and if you have a date/time preference from those listed above.

Susan

Susan Baker
Vice President, Shareholder Advocacy & Corporate Engagement Trillium Asset Management, LLC
617/ 532 6681

-----Original Message-----
From: James Peterson [mailto:PetersonJ@natfuel.com]
Sent: Thursday, October 03, 2013 4:34 PM
To: Susan Baker; info@socialjusticefund.org; zeke@socialjusticefund.org
Subject: National Fuel Gas Company Annual Meeting 2014

Greetings -

The first attached is a notification by National Fuel Gas Company regarding the materials we received from Trillium on September 20, 2013. Signed paper originals of the first attached are also being sent via UPS to the addressees shown on the attached.

For convenience, the second attached is a copy of the materials we received from Trillium on September 20, 2013.

James R. Peterson, Esq.
Assistant Secretary
National Fuel Gas Company
6363 Main Street
Williamsville, NY 14221
716.857.7702



NFG Statement of Reasons 10-24-12.pdf